Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

EMX ROYALTY CORPORATION ("EMX" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2. Date of Material Change

March 31, 2025

Item 3. News Release

A news release dated March 31, 2025, was disseminated through the facilities of Newsfile Corp. and filed under the Company's profile on SEDAR on March 31, 2025.

Item 4. Summary of Material Change

The Company announced that pursuant to its Equity Incentive Plan, an aggregate of 840,500 incentive stock options, exercisable at a price of C$2.92 per share for a period of five years, has been granted to officers, directors, employees, and consultants of the Company. The Company has also granted an aggregate of 483,000 restricted shares units ("RSU") with performance criteria, and a 3-year cliff vesting provision to officers, directors and key employees; an aggregate of 358,000 RSUs with no performance criteria to certain employees and consultants of the Company, subject to any applicable stock exchange approvals and vesting requirements; and an aggregate of 116,000 cash-settled DSUs to independent directors, which will be redeemable upon the retirement, resignation or replacement of a director.

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

See attached news release at Schedule "A" to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary
Phone: 604-688-6390
Email: rocio@EMXRoyalty.com

Item 9. Date of Report:

April 4, 2025

Schedule "A"

NEWS RELEASE

EMX Royalty Announces Grant of Security-Based Compensation

Vancouver, British Columbia, March 31, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that pursuant to its equity incentive plan, it has granted incentive stock options ("Options"), restricted share units ("RSUs") with performance criteria, RSUs with no performance criteria, and deferred share units ("DSUs") to certain officers, directors, employees, and consultants of the Company as follows:

• Granted an aggregate of 840,500 Options to officers, directors, employees and consultants of the Company. The options are exercisable at a price of C$2.92 per share for a period of five (5) years.

• Granted an aggregate of 483,000 RSUs with performance criteria. These RSUs have a 3-year cliff vesting provision and have been granted to officers, directors, and certain employees, subject to any applicable stock exchange approvals and vesting requirements. Each RSU with performance criteria will entitle the holder to acquire, for nil cost, between zero and 1.5 common shares of the Company, subject to the achievement of performance conditions relating to the Company's total shareholder return, and certain operational milestones.

• Granted an aggregate of 358,000 RSUs with no performance criteria to officers, directors, employees and consultants, subject to any applicable stock exchange approvals and vesting requirements. These RSUs will vest in 3 equal tranches over a 3-year period with the first, second and third tranches vesting on the first, second and third anniversaries of the date of the grant, respectively. Each RSU with no performance criteria entitles the holder to acquire, for nil cost, one common share of the Company.

• Granted an aggregate of 116,000 cash-settled DSUs to independent directors, which will be redeemable upon the retirement, resignation or replacement of a director.

All securities issued to officers and directors of the Company will be subject to restrictions on resale for a period four-months- and-one-day following the original issuance of such securities, in accordance with the policies of the TSX Venture Exchange.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Stefan Wenger	Isabel Belger
President and CEO	Chief Financial Officer	Investor Relations
Phone: (303) 973-8585	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SWenger@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX
Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1